Filed by: Global X Funds pursuant to Rule 425
under the Securities Act of 1933,
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934
Subject Company: Horizons ETF Trust I

File Number of the Related
Registration Statement: 333-227685

Important Information Regarding Your Clients’ Investments
in One or More Horizons ETFs

[NAME],

It’s not often that we start a note to you this way, but we need your help. Your clients with an investment in one or more Horizons ETFs will soon be receiving important proxy information. They are being asked to consider and vote on important proposals in connection with the Special Meeting of Shareholders to be held on December 19, 2018.

If shareholders approve the proposed plan of reorganization and termination (the “plan”), the funds will be reorganized into a newly created series of Global X Funds. Under the reorganization, each of the funds will be managed in accordance with the same investment objective, and subject to substantially the same investment strategies, policies and risks as immediately prior to the proposed reorganization.

Shareholders will not incur any sales loads or similar transaction costs as a result of the proposed reorganization. The management fee and total annual fund operating expenses, net of applicable waivers, of each fund are expected to be the same after the reorganization. Based in part on management’s recommendation, the Horizons ETF Board is recommending that shareholders vote “for” approval of the plan to authorize the reorganization.

Our proxy solicitor, AST Fund Solutions, will be following up with shareholders who do not vote their proxy. Thus, please be aware that your clients may receive a telephone call to ensure they have received the proxy materials. If your clients contact you regarding this matter, please recommend that they exercise their voting rights and support the proposals. We at Horizons ETFs would truly appreciate your help.

Managed Broker Accounts
If you have discretion to vote on behalf of your clients, please vote your clients’ shares through your standard internal voting process, or call AST Fund Solutions at 1-800-967-5068 to ask for assistance in voting. If your clients contact you, we ask for your help in urging your clients to participate by using one of the easy voting options, each of which is described in the proxy materials they will be receiving.

We greatly appreciate your efforts in encouraging your clients’ participation in this important matter, and we look forward to continuing to provide efficient access to unexplored segments of the global capital markets through intelligently designed ETFs.

Thank you!
Horizons ETFs Management (US) LLC
(855) 496-3837
horizonsetfsus.com

Hi ___________,

It’s not often that we start a note to you this way, but we need your help. Your clients with an investment in one or more Horizons ETFs will soon be receiving important proxy information.

If shareholders approve the proposed plan of reorganization and termination, the funds will be reorganized into a newly created series of Global X Funds. Under the reorganization, each of the funds will be managed in accordance with the same investment objective, and subject to substantially the same investment strategies, policies and risks as immediately prior to the proposed reorganization.

Based in part on management’s recommendation, the Horizons ETF Board is recommending that shareholders vote “for” approval of the plan to authorize the reorganization.

Our proxy solicitor, AST Fund Solutions, will be following up with shareholders who do not vote their proxy. Thus, please be aware that your clients may receive a telephone call to ensure they have received the proxy materials. If your clients contact you regarding this matter, please recommend that they exercise their voting rights and support the proposals.

If you have discretion to vote on behalf of your clients, please vote your clients’ shares through your standard internal voting process, or call AST Fund Solutions at 1-800-967-5068 to ask for assistance in voting.

We at Horizons ETFs would truly appreciate your help.

Sincerely,